April 22, 2021

Mr. Raymond Be

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Funds Trust (File Nos. 333-148723 and 811-22172)

Philotimo Focused Growth and Income Fund

Dear Mr. Be:

This letter provides the responses of World Funds Trust (the “Trust”) to the comments of the staff of the Securities and Exchange Commission that you recently provided. The comments addressed a Post-Effective Amendment (“PEA”) to the registration statement of the Trust, which was filed on February 12, 2021 under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to register a new series of the Trust, the Philotimo Focused Growth and Income Fund (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Prospectus

1.	Comment: The Fund’s name references “growth” while the principal investment strategies emphasize a value approach. Please enhance the disclosure of the Fund’s principal investment strategies to address how the Fund’s strategies relate to growth.

Response:	The Trust has revised the disclosure to address your comment.

2.	Comment: Briefly discuss the Fund’s expected relative allocation between fixed-income and common stocks.

Response:	The Trust has revised the disclosure to address your comment.

3.	Comment: The third sentence of the first paragraph under “Principal Investment Strategies” states that the “focus of the Fund’s investments will be on companies with mispriced securities.” Please explain how the Fund’s adviser determines that a security is “mispriced” including the types of data it considers.

Response:	The Trust has revised the disclosure to address your comment.

4.	Comment: The discussion of the Fund’s principal investment strategies indicates that the Fund “may invest in fixed income securities of all types of any duration.” Please revise the disclosure to explain briefly what “duration” means.

Response:	The Trust has revised the disclosure to remove the reference to duration.

5.	Comment: Please consider re-organizing the discussion of the Fund’s principal investment strategies to group the discussions of the equity strategies together and the discussions of the fixed-income strategies discussed together.

Response: The Trust has revised the disclosure to address your comment.

6.	Comment: Please order the Fund’s principal risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks for the Fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response:	The Trust has revised the disclosure to address your comment.

7.	Comment: To the extent the Fund contemplates being concentrated in any particular industry or sector, please disclose the risks of that industry or sector.

Response: The Fund does not contemplate being concentrated in any particular industry or sector.

8.	Comment: Harmonize the risk factor, as disclosed under Sector Risk in the Fund’s prospectus, that the Fund may be concentrated in a few sectors with the Fund’s concentration policy as disclosed in its statement of additional information.

Response: By way of clarification, the Sector Risk disclosure in the prospectus does not state that the Fund may be “concentrated” in a few sectors. It states that the Fund “may have significant exposure to a limited number of issuers conducting business in the same sector or group of sectors.” In addition, the description of the Fund’s principal investment strategies in its prospectus, as required by Item 9 of Form N-1A, states “the Fund’s investments in various business sectors generally will change over time, and a significant allocation to any particular sector does not represent an investment policy or investment strategy to focus its investments in that sector.” The Trust has revised the disclosure of Sector Risk in the Fund’s prospectus to address the comment by adding disclosure to further clarify that the Fund does not intend to concentrate in any one industry or group of industries.

9.	Comment: Please advise supplementally as to whether investment in senior loans is a principal investment strategy of the Fund. To the extent that it is, discuss this strategy in more detail in the Principal Investment Strategies section of the Fund’s prospectus and also address the additional comments below:

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•	Please disclose in the Fund’s prospectus that it may take longer than seven days for transactions in senior loans to settle, which means it could take the Fund significant time to get its money after selling its investment. Please also address how the Fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.
•	To the extent the Fund anticipates investing in senior loans that are “covenant-lite,” please revise the Principal Risks disclosure to include the heightened risks associated with covenant-lite loans.
•	To the extent the Fund anticipates investing in senior loans and “other debt” based on LIBOR, which is expected to be discontinued after 2021, please either disclose the risks associated with the discontinuation of LIBOR or explain why you believe the discontinuation of LIBOR is not a principal risk of the Fund.

Response: Investment in senior loans is not a principal investment strategy of the Fund and the related disclosure has been removed from the Fund’s prospectus.

10.	Comment: Please advise supplementally, with a view to potential risk factor disclosure, about the history, assets under management, and experience of the Fund’s investment adviser with similar investment strategies in registered investment companies.

Response:  The Adviser has a 5-year history of managing significant assets (currently $282 million) in private funds and separately managed accounts with investment strategies similar to those of the Fund and the Fund’s portfolio manager has 33 years of investing experience with similar strategies, but the Adviser has not previously managed a registered investment company. The disclosure in the Fund’s prospectus has been revised to include “New Investment Company Adviser Risk” as a principal risk of investing in the Fund.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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